EXHIBIT 99.1

Mag Silver Publishes Fourth Annual Sustainability Report

VANCOUVER, British Columbia, June 19, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, “MAG Silver”, or the “Company”) is proud to release its fourth annual Sustainability Report, highlighting the Company’s ongoing commitment to transparency and accountability. The 2024 report provides a detailed overview of MAG’s environmental, social, and governance (“ESG”) priorities, practices and performance throughout the year. The 2024 Sustainability Report is supported by the MAG Silver Climate Action Statement and the 2024 ESG Performance Data Table. The 2024 Sustainability Report and ESG Data Table are available on the MAG Silver website at the following link: https://magsilver.com/esg/reports/.

Jim Mallory, MAG’s Chief Sustainability Officer stated: “We have made strong progress on our sustainability journey at MAG. By empowering our people and engaging stakeholders, we’ve built stronger relationships and attained a clearer direction on our path to climate action. This has helped us raise awareness, identify opportunities, and reinforce our commitment to environmental stewardship, safety and long-term value across our exploration projects.”

“In 2024, MAG Silver achieved key milestones, showed resilience through challenges and strengthened our commitment to sustainability, safety and long-term stakeholder value, laying the foundation for even greater success in 2025,” said George Paspalas, MAG’s President and Chief Executive Officer.

2024 Sustainability Report Highlights:

  Three-year decline in Juanicipio’s leading safety indicators: Lost time injury frequency rate, total reportable injury frequency rate and severity rate all trending downward.
  Over 102,000 hours dedicated to safety training across all MAG Silver sites.
  Zero significant environmental incidents at the Juanicipio Mine, the Deer Trail Project or the Larder Project.
  Human rights due diligence internal assessment tool developed to strengthen social responsibility efforts.
  Positive Social License measured at the Larder Project.
  38% of Board directors are female, surpassing the 30% target established in MAG’s Diversity, Equity and Inclusion Policy.

MAG Silver extends its appreciation to Fresnillo and the Juanicipio team, the Deer Trail and Larder Project teams, and the corporate office team for their invaluable support in contributing data and sustainability-related information included in the 2024 Sustainability Report.

MAG Silver welcomes feedback from stakeholders regarding the Company’s sustainability reporting. Please direct comments or requests for more information to sustainability@magsilver.com.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This press release and the Sustainability Report include certain statements that may be deemed to be “forward-looking statements” or “forward-looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”). All statements in this press release and in the Sustainability Report, other than statements of historical fact, are forward-looking statements, including, but not limited to, statements regarding: the contents or production of any subsequent sustainability reports; the focus of future sustainability efforts; achievement of future key milestones and success; the development of a regional climate model and an updated climate risk assessment for the Juanicipio Project; provisional estimates relating to the Company’s projects and future production; the commencement, timing, continuation and/or expansion of, and anticipated benefits from, community, stakeholder and environmental initiatives, mapping analyses and projects; the anticipated use of data results from any community, stakeholder and environmental initiatives and projects; the exploration of feasible reduction of emissions, including evaluation and utilization of renewable energy sources; the development and maintenance of future governance, environmental, climate and sustainability plans, programs and projects and planned disclosures related thereto; commitments relating to diversity, equity and inclusion initiatives, sustainable development goals and climate change, and the disclosures relating to and included in the CAMP, Statement and Roadmap; managing and providing effective oversight of governance and diversity, equity and inclusion protocols and strategy, sustainability matters, and enterprise-wide risks and opportunities, including through the development and implementation of a suite of climate change management practices and tools aligned with TCFD recommendations; the Company’s progress on achieving the recommendations set out in its Internal TCFD Report; the conduct of human rights due diligence to any human rights related impact of operating activities, and the disclosures relating thereto; the anticipated benefits of new and ongoing onboarding and training programs; future contributions towards achieving UN SDGs and mitigating negative impacts from operating activities; the successful implementation of mine closure and rehabilitation plans on the timeline contemplated herein, if at all; expectations with respect to business plans, exploration and drilling programs, expansions and development operations; ongoing silver recovery optimization initiatives; future remediation efforts, if any, in connection with the historical Omega mine tailing facility on the Larder concessions; the continuation and maintenance of the Juanicipio plant’s 4,000 tpd design capacity, and the anticipated cash flow and value generation arising therefrom; strategic partnerships in relation to Deer Trail and anticipated benefits arising from such partnerships, if any; trends in operating costs; the effectiveness of the Company’s measures to prevent or mitigate emerging cybersecurity risks; advancement of the Company’s portfolio of Tier One quality precious metals assets; the anticipated benefits of our business strategies; the Company’s vision to become the premier, top-tier precious metals company in the Americas; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including the assumption that environmental and social programs and initiatives currently being advanced will continue to progress in a manner that aligns with expectations and the assumption that information publicly disclosed by Fresnillo or otherwise provided by Fresnillo to MAG, upon which certain disclosure contained in this Sustainability Report is based, is true and complete, such statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or developments to differ materially from those identified in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of virus outbreaks on world markets and MAG Silver’s business; changes in applicable laws, regulations or community guidelines, including emerging climate change regulations and recent amendments to the federal mining laws in Mexico; changes in mineral production performance, exploitation and exploration successes; continued availability of capital and financing; conflicts in Europe and the Middle East; the potential impact of any tariffs, countervailing duties or other trade restrictions; general economic, market or business conditions, political risk, currency risk, cybersecurity risk and capital cost inflation; risks related to maintaining a positive relationship with the communities in which MAG Silver operates; and such other risks that are identified in MAG Silver’s regulatory filings with the Securities and Exchange Commission in the United States, as filed on EDGAR at www.sec.gov, and with the Canadian securities commissions and regulatory authorities, as filed on SEDAR+ at www.sedarplus.ca.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer
Phone: (604) 630-1399
Toll Free:(866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com